

SALANS

ATTORNEYS AT LAW



05008049

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 **Fax** +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34735

April 21, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 2 6 2005
WASH, D.C.
185

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Martin Hamner
Nina Svensson, Esq.
James S. Boynton, Esq.

PROCESSED
MAY 18 2005
THOMSON FINANCIAL

File No. 82-34735

PRESS RELEASE

from ASSA ABLOY AB (publ)

20 April 2005
nr.7/05

IFRS-ADJUSTED 2004 FIGURES FOR ASSA ABLOY

From 2005 onwards ASSA ABLOY will report its Group accounting in accordance with International Financial Reporting Standards (IFRS). The Interim Report for the first quarter of 2005 will be published on 27 April 2005 and will be the first financial report from ASSA ABLOY prepared in accordance with IFRS.

In recent years Swedish accounting practice ("SW GAAP"), through the standards of the Swedish Financial Accounting Standards Council, has moved steadily towards IFRS. However, there remain a number of significant differences that affect ASSA ABLOY's Group accounting at and after the transition to IFRS. The information given here provides a description of the most important changes in and their effects on ASSA ABLOY's Group accounts for 2004. The transitional effects described below are preliminary and may be changed by additions or changes to IFRS during 2005, since the transitional information and adjustments must be based on the IFRS in force on 31 December 2005. In summary, the transition has the following main effects on ASSA ABLOY's 2004 Annual Report:

- Amortization of goodwill ceases, and amortization of goodwill charged as a cost during 2004 is reversed. Amortization of goodwill in 2004 amounted to SEK 978 M.
- Deferred tax receivables are considered in relation to tax-deductible goodwill. Tax is then expensed as the available tax deduction is utilized.
- Intangible rights pertaining to 2004 acquisitions are distinguished from goodwill and amortized over their estimated useful life.
- Some provisions for acquisition-related restructuring that do not meet the requirements of IFRS are charged as costs.
- Financial instruments are reported in the balance sheet at their fair value. IAS 39 "Financial Instruments" is adopted from 1 January 2005.

Expected IFRS effects on the 2004 income statement (SEK M)	2004
Reported net income for 2004 (SW GAAP)	**1,495**
Reversal of goodwill amortization	+978
Acquisition-related adjustments	-73
Tax effects	-51
Reversal of minority shares of income	+7
Reported net income for 2004 (IFRS)	**2,356**

Expected IFRS effects on shareholders' equity (SEK M)	2004
Reported shareholders' equity on 31 Dec 2004 (SW GAAP)	**10,448**
IFRS adjustments to net income (see table above)	861
Exchange-rate effects on IFRS adjustments	-48
Acquisition-related IFRS adjustments applied directly to shareholders' equity	-35
Minority interests	27
Reported shareholders' equity on 31 Dec 2004 (IFRS)	**11,253**

IFRS 1 "First time adoption of International Financial Reporting Standards" discusses how the transition from local accounting rules to IFRS should be carried through and presented. It states that only one comparison-year need be adjusted to accord with IFRS. The transition from Swedish GAAP thus takes effect from 1 January 2004. Comparatives for 2004 are adjusted in accordance with IFRS.

IFRS 1 also contains special rules that can be adopted only at adoption of IFRS. IFRS 3 "Business Combinations" should be adopted from the time of the transition to IFRS. In accordance with this, ASSA ABLOY has opted not to make adjustments for acquisitions made before the transition on 1 January 2004. With regard to IAS 19 "Employee Benefits", ASSA ABLOY is using the option to report all actuarial gains and losses in the balance sheet on 1 January 2004. Thereafter, all actuarial gains and losses arising will be reported in accordance with IAS 19 and recognized as income or expense over the expected average remaining service period. IAS 21 "Effects of Changes in Foreign Exchange Rates" states that accumulated translation differences should be attributed to the individual Group companies. IFRS 1 permits translation differences to be zeroed when changing to IFRS, and ASSA ABLOY has opted to adopt this transition rule. ASSA ABLOY is also adopting the option of not producing comparative figures relating to financial instruments. Transition rules regarding the fair values of tangible fixed assets as opening values, different IFRS transition dates for Group companies, reclassification of financial instruments previously reported, share-based remuneration, and insurance contracts, do not apply to ASSA ABLOY.

Effects of changed accounting principles
The accounting principles employed by ASSA ABLOY are changed by the transition to IFRS. The updated accounting principles will be appended to the Interim Report for the first quarter of 2005. The most important changes are described here.

Acquisitions and mergers
IFRS 3 "Business Combinations" deals with company acquisitions and mergers. In full accordance with the transition rules, ASSA ABLOY does not intend to adjust any acquisitions made before the date of transition (1 January 2004). Adjustments relating to allocation of the purchase price are being made for acquisitions made after this date. Adjustments are also made for any restructuring reserves that do not meet the requirements of IFRS. Under IFRS 3, all amortization of goodwill has ceased, and the amortization of goodwill set against income in 2004 is reversed in line with IFRS when 2004 comparatives are restated. To the extent that amortization of goodwill is tax-deductible, deferred tax receivables are accounted for and expensed when the tax deduction is utilized. Amortization of goodwill is replaced by an impairment test that is carried out systematically for all Cash-Generating Units (CGUs). Goodwill and other acquisition-related intangible assets are tested for impairment at the same Unit level as that is used to review performance in the Group. Accounting for acquisitions has changed under IFRS 3, mainly as regards allocation of the purchase price. To a greater extent than before, the purchase price will be allocated to identifiable intangible assets, which will be amortized over their estimated useful life. The adoption of IFRS 3 has thus affected the accounting for acquisitions of companies but not the Group's acquisition strategy.

Financial instruments
IAS 39 "Financial Instruments" is adopted from 1 January 2005. In accordance with IFRS 1 there is no adjustment of comparatives. The accumulated effects of revaluation of financial instruments in accordance with IAS 39 will be reported as an adjustment of shareholders' equity in the opening balance on 1 January 2005. Net adjustment against equity is SEK -76 M. Reporting of financial instruments under IAS 39 will give rise to increased volatility in both the income statement and the balance sheet. ASSA ABLOY believes that these fluctuations will be limited. ASSA ABLOY has used financial instruments chiefly to hedge transaction exposure and in Treasury operations. From 2005 this type of hedging operation will use different methods, which are expected to limit the effects on income resulting from the adoption of IAS 39.

Minority interests
Under IFRS, minority interests form part of shareholders' equity. Having previously been classed as liabilities, minority interests will now be reported on a separate line in shareholders' equity. Net income will be reported including minority shares of income after tax. Having previously been reported as a deduction in the consolidated income statement placed immediately before net income, under IFRS, net income for the period will be specified on the income statement split on ASSA ABLOY shareholders' share and the minority share of net income.

Other
IFRS allows certain choices in the adoption of accounting principles. Where such choices exist, ASSA ABLOY has chosen the alternative that lies closest to the rules previously employed. The relevant sections are: IAS 16 "Property, Plant and Equipment" and IAS 38 "Intangible Assets", where ASSA ABLOY uses valuation at historic acquisition values with deductions for accumulated write-offs and write-downs; IAS 2 "Inventories", where ASSA ABLOY uses the first-in/first-out principle; IAS 7 "Cash Flow Statements", where ASSA ABLOY reports cash flow using the indirect method; and IAS 23 "Borrowing Costs", where ASSA ABLOY follows the rule of not reporting on the balance sheet borrowing costs in assets' acquisition values.

Effects on key ratios
The adoption of IFRS has a positive effect on ASSA ABLOY's key ratios. For example, Return on capital employed, Return on shareholders' equity, Earnings per share and Net debt / Equity ratio will all be improved, mainly because goodwill will no longer be amortized. Earnings per share adjusted in accordance with IFRS is presented in the income statement accompanying this release. Other key ratios will be presented in the Interim Report for the first quarter of 2005.

Parent Company
The Group's Parent Company, ASSA ABLOY AB, continues to comply with Sweden's Annual Accounts Act and standard RR 32 "Reporting of Legal Entities" of the Swedish Financial Accounting Standards Council.

Adjusted financial information for 2004
The presentations of income statements and balance sheets for 2004 that follow are based on the published Quarterly Reports and Annual Report for 2004. The format may be changed to some extent by the adoption of IFRS. The tables on the following pages present: the income statement for 2004; the closing balance on 31 December 2004; the quarterly income statements and balance sheets for 2004; and some information by segment (division). Further information about the transition to IFRS will be given in the Interim Report for the first quarter of 2005, to be published on 27 April 2005.

Further information can be obtained from:
Göran Jansson, Deputy CEO and CFO, Tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm, Sweden
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of around EUR 3 billion.

2004 FINANCIAL INFORMATION WITH IFRS ADJUSTMENTS

INCOME STATEMENT

	EUR M			SEK M		
	SW GAAP	Adjustment	IFRS	SW GAAP	Adjustment	IFRS
Sales	2 799		2 799	25 526		25 526
Cost of goods sold	-1 661	-8	-1 669	-15 148	-73	-15 221
Gross income	**1 138**	**-8**	**1 130**	**10 378**	**-73**	**10 305**
Selling expenses	-468		-468	-4 272		-4 272
Administrative expenses	-206		-206	-1 883		-1 883
R&D costs	-55		-55	-500		-500
Other operating income	19		19	181		181
Other operating expenses	-17		-17	-157		-157
Goodwill amortization	-107	107	-	-978	978	-
Share in earnings of associated companies	-	1	1	-	8	8
Operating income	**304**	**100**	**404**	**2 770**	**913**	**3 683**
Interest income and similar income items	20		20	186		186
Interest expenses and similar expense items	-73		-73	-670		-670
Share in earnings of associated companies	1	-1	-	8	-8	-
Income before tax	**252**	**99**	**351**	**2 294**	**905**	**3 199**
Tax	-87	-6	-93	-792	-51	-843
Minority interests	-1	1	-	-7	7	-
Net income	**164**	**94**	**258**	**1 495**	**861**	**2 356**
Allocation of income:						
Shareholders in ASSA ABLOY AB			257			2 349
Minority interests			1			7
Earnings per share						
after tax and before conversion, SEK				4,09	2,33	6,42
after tax and after full conversion, SEK				4,05	2,28	6,33

2004 FINANCIAL INFORMATION WITH IFRS ADJUSTMENTS

BALANCE SHEET AT 31 DEC 2004

	EUR M			SEK M		
	SW GAAP	Adjustment	IFRS	SW GAAP	Adjustment	IFRS
ASSETS						
Fixed assets						
Goodwill	1 553	-10	1 543	14 012	-95	13 917
Intangible fixed assets	16	8	24	142	79	221
Tangible fixed assets	572	13	585	5 163	116	5 279
Deferred tax receivables	88	77	165	793	695	1 488
Other financial fixed assets	18		18	166		166
Total fixed assets	**2 247**	**88**	**2 335**	**20 276**	**795**	**21 071**
Current assets						
Inventories	348		348	3 135		3 135
Accounts receivable	460		460	4 146		4 146
Other receivables	49		49	438		438
Prepaid expenses and accrued income	29		29	266		266
Short-term investments	25		25	230		230
Cash and bank balances	92		92	831		831
Total current assets	**1 003**		**1 003**	**9 046**		**9 046**
TOTAL ASSETS	**3 250**	**88**	**3 338**	**29 322**	**795**	**30 117**
Assets pledged	5		5	43		43
SHAREHOLDER'S EQUITY AND LIABILITIES						
Shareholder's equity						
Restricted equity						
Share capital	41		41	366		366
Restricted reserves	1 009		1 009	9 106		9 106
Unrestricted equity						
Unrestricted reserves	-56	-9	-66	-519	-83	-602
Net income	164	95	260	1 495	861	2 356
Minority interests	-	3	3	-	27	27
Total shareholder's equity	**1 158**	**89**	**1 247**	**10 448**	**805**	**11 253**
Minority interests	**3**	**-3**	**0**	**27**	**-27**	**0**
Provisions						
Provisions for pensions	186		186	1 677		1 677
Deferred tax liability	23	4	27	209	36	245
Other provisions	75		75	679		679
Total provisions	**284**	**4**	**288**	**2 565**	**36**	**2 601**
Long-term liabilities						
Long-term loans	468		468	4 225		4 225
Convertible debenture loans	200		200	1 804		1 804
Other long-term non-interest-bearing liabilities	8		8	68		68
Total long-term liabilities	**676**		**676**	**6 097**		**6 097**
Current liabilities						
Short-term loans	620		620	5 594		5 594
Tax liability	34		34	304		304
Accounts payable	169		169	1 521		1 521
Accrued expenses and prepaid income	232	-2	230	2 089	-19	2 070
Other current liabilities	75		75	677		677
Total liabilities	**1 129**	**-2**	**1 127**	**10 185**	**-19**	**10 166**
TOTAL EQUITY AND LIABILITIES	**3 250**	**88**	**3 338**	**29 322**	**795**	**30 117**
Contingent liabilities	91		91	817		817

2004 QUARTERLY INFORMATION WITH IFRS ADJUSTMENTS

INCOME STATEMENT

	Jan-Mar 2004			Apr-Jun 2004		
SEK M	SW GAAP	Adjustment	IFRS	SW GAAP	Adjustment	IFRS
Sales	6 283		6 283	6 533		6 533
Cost of goods sold	-3 774	-22	-3 796	-3 865	-10	-3 875
Gross income	**2 509**	**-22**	**2 487**	**2 668**	**-10**	**2 658**
Selling and administrative expenses	-1 619		-1 619	-1 732		-1 732
Goodwill amortization	-243	243	-	-247	247	-
Share in earnings in associated companies	-	1	1	-	3	3
Operating income	**647**	**222**	**869**	**689**	**240**	**929**
Net financial items	-118		-118	-121		-121
Share in earnings in associated companies	1	-1	-	3	-3	-
Income before tax	**530**	**221**	**751**	**571**	**237**	**808**
Tax	-183	-13	-196	-197	-13	-210
Minority interests	-2	2	-	-2	2	-
Net income	**345**	**210**	**555**	**372**	**226**	**598**
Allocation of income:						
Shareholders in ASSA ABLOY AB			553			596
Minority interests			2			2
Earnings per share						
after tax and before conversion, SEK	0,94	0,57	1,51	1,02	0,60	1,62
after tax and after full conversion, SEK	0,94	0,56	1,50	1,01	0,60	1,61

	Jul-Sep 2004			Okt-Dec 2004		
SEK M	SW GAAP	Adjustment	IFRS	SW GAAP	Adjustment	IFRS
Sales	6 447		6 447	6 263		6 263
Cost of goods sold	-3 814	-12	-3 826	-3 695	-29	-3 724
Gross income	**2 633**	**-12**	**2 621**	**2 568**	**-29**	**2 539**
Selling and administrative expenses	-1 657		-1 657	-1 622		-1 622
Goodwill amortization	-245	245	-	-243	243	-
Share in earnings in associated companies	-	1	1	-	3	3
Operating income	**731**	**234**	**965**	**703**	**217**	**920**
Net financial items	-127		-127	-118		-118
Share in earnings in associated companies	1	-1	-	3	-3	-
Income before tax	**605**	**233**	**838**	**588**	**214**	**802**
Tax	-208	-13	-221	-204	-12	-216
Minority interests	-2	2	-	-1	1	-
Net income	**395**	**222**	**617**	**383**	**203**	**586**
Allocation of income:						
Shareholders in ASSA ABLOY AB			615			585
Minority interests			2			1
Earnings per share						
after tax and before conversion, SEK	1,08	0,60	1,68	1,05	0,55	1,60
after tax and after full conversion, SEK	1,07	0,58	1,65	1,03	0,54	1,57

2004 QUARTERLY INFORMATION WITH IFRS ADJUSTMENTS

BALANCE SHEET

	2004-03-31			2004-06-30		
SEK M	SW GAAP	Adjustment	IFRS	SW GAAP	Adjustment	IFRS
Goodwill	15 432	-821	14 611	15 210	-566	14 644
Intangible fixed assets	180	80	260	193	79	272
Tangible fixed assets	5 553	133	5 686	5 406	127	5 533
Deferred tax receivables	827	796	1 623	840	778	1 618
Other financial fixed assets	177		177	151		151
Inventories	3 387		3 387	3 449		3 449
Accounts receivable	4 654		4 654	4 741		4 741
Other non-interest-bearing current assets	724		724	930		930
Interest-bearing current assets	1 122		1 122	1 221		1 221
Total assets	**32 056**	**188**	**32 244**	**32 141**	**418**	**32 559**
Shareholder's equity	10 523	155	10 678	10 400	380	10 780
Minority interests	17	-17	0	20	-20	0
Interest-bearing provisions	1 898	56	1 954	1 890	56	1 946
Non-interest-bearing provisions	1 090	36	1 126	1 060	36	1 096
Interest-bearing long-term liabilities	9 032		9 032	8 980		8 980
Non-interest-bearing long-term liabilities	104		104	88		88
Interest-bearing short-term liabilities	4 674		4 674	4 900		4 900
Non-interest-bearing short-term liabilities	4 718	-42	4 676	4 803	-34	4 769
Total shareholder's equity and liabilities	**32 056**	**188**	**32 244**	**32 141**	**418**	**32 559**

	2004-09-30			2004-12-31		
SEK M	SW GAAP	Adjustment	IFRS	SW GAAP	Adjustment	IFRS
Goodwill	14 699	-317	14 382	14 012	-95	13 917
Intangible fixed assets	179	79	258	142	79	221
Tangible fixed assets	5 278	121	5 399	5 163	116	5 279
Deferred tax receivables	823	754	1 577	793	695	1 488
Other financial fixed assets	174		174	166		166
Inventories	3 384		3 384	3 135		3 135
Accounts receivable	4 586		4 586	4 146		4 146
Other non-interest-bearing current assets	1 019		1 019	705		705
Interest-bearing current assets	1 110		1 110	1 060		1 060
Total assets	**31 252**	**637**	**31 889**	**29 322**	**795**	**30 117**
Shareholder's equity	10 598	591	11 189	10 448	805	11 253
Minority interests	20	-20	0	27	-27	0
Interest-bearing provisions	1 726	56	1 782	1 677		1 677
Non-interest-bearing provisions	932	36	968	887	36	923
Interest-bearing long-term liabilities	8 861		8 861	6 029		6 029
Non-interest-bearing long-term liabilities	85		85	68		68
Interest-bearing short-term liabilities	3 889		3 889	5 594		5 594
Non-interest-bearing short-term liabilities	5 141	-26	5 115	4 592	-19	4 573
Total shareholder's equity and liabilities	**31 252**	**637**	**31 889**	**29 322**	**795**	**30 117**

2004 QUARTERLY INFORMATION WITH IFRS ADJUSTMENTS

INFORMATION BY SEGMENT

Jan-Mar 2004

	EMEA		Americas		Asia Pacific		Global Tech	Other	Total
	EUR M	SEK M	USD M	SEK M	AUD M	SEK M	SEK M	SEK M	SEK M
Sales*	307	2 817	273	2 022	72	404	1 165	-125	6 283
EBIT (SW GAAP)	37	335	35	256	6	37	82	-63	647
IFRS adjustments	7	70	10	79	3	13	60	-	222
EBIT (IFRS)	**44**	**405**	**45**	**335**	**9**	**50**	**142**	**-63**	**869**

Apr-Jun 2004

	EMEA		Americas		Asia Pacific		Global Tech	Other	Total
	EUR M	SEK M	USD M	SEK M	AUD M	SEK M	SEK M	SEK M	SEK M
Sales*	313	2 863	282	2 121	87	472	1 224	-147	6 533
EBIT (SW GAAP)	36	330	39	291	10	52	88	-71	689
IFRS adjustments	9	81	11	84	2	13	62	-	240
EBIT (IFRS)	**45**	**411**	**50**	**375**	**12**	**65**	**150**	**-71**	**929**

Jul-Sep 2004

	EMEA		Americas		Asia Pacific		Global Tech	Other	Total
	EUR M	SEK M	USD M	SEK M	AUD M	SEK M	SEK M	SEK M	SEK M
Sales*	282	2 581	299	2 246	93	499	1 253	-131	6 447
EBIT (SW GAAP)	32	291	43	323	12	63	120	-68	731
IFRS adjustments	8	75	11	80	3	17	62	-	234
EBIT (IFRS)	**40**	**367**	**54**	**404**	**15**	**80**	**182**	**-68**	**965**

Okt-Dec 2004

	EMEA		Americas		Asia Pacific		Global Tech	Other	Total
	EUR M	SEK M	USD M	SEK M	AUD M	SEK M	SEK M	SEK M	SEK M
Sales*	307	2 770	275	1 881	90	472	1 269	-130	6 263
EBIT (SW GAAP)	37	336	39	268	13	69	99	-67	703
IFRS adjustments	7	68	10	75	3	14	60	-	217
EBIT (IFRS)	**44**	**402**	**47**	**343**	**15**	**83**	**159**	**-67**	**920**

Jan-Dec 2004

	EMEA		Americas		Asia Pacific		Global Tech	Other	Total
	EUR M	SEK M	USD M	SEK M	AUD M	SEK M	SEK M	SEK M	SEK M
Sales*	1 210	11 031	1 129	8 270	343	1 847	4 911	-533	25 526
EBIT (SW GAAP)	142	1 292	155	1 138	41	221	388	-269	2 770
IFRS adjustments	32	294	44	318	11	57	244	-	913
EBIT (IFRS)	**174**	**1 586**	**199**	**1 456**	**52**	**278**	**632**	**-269**	**3 684**

* Sales are unaffected by the change to IFRS